Filed Pursuant to Rule 253(g)(2)
File No. 024-10951

Otis Gallery LLC
335 Madison Ave, 16th Floor
New York, NY 10017
(201) 479-4408; www.withotis.com

SUPPLEMENT NO. 1 DATED MAY 12, 2020
TO THE POST-QUALIFICATION OFFERING CIRCULAR AMENDMENT NO. 5
DATED MARCH 24, 2020

This Supplement No. 1, dated May 12, 2020 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the Post-Qualification Offering Circular Amendment No. 5, dated March 24, 2020, of Otis Gallery LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), which amendment forms a part of the Offering Circular of Otis Gallery LLC qualified on March 31, 2020 (as may be further amended and supplemented, the “Offering Circular”). The disclosures therein are incorporated by reference, and, unless otherwise defined in this supplement, capitalized terms used herein shall have the same meanings set forth in the Offering Circular.

The purpose of this supplement is solely to announce the launch of private drops. The following information updates and adds to the information in the sections titled “Summary—The Offerings” set forth on page 7 and “Plan of Distribution and Selling Securityholders” set forth on pages 23 and 25 of the Offering Circular. Except as specifically set forth in this supplement, the Offering Circular remains unchanged.

Minimum and maximum subscription:
The minimum subscription by an investor is one (1) interest and the maximum subscription by any investor is for interests representing 19.99% of the total interests of a particular series, although such maximum threshold may be waived or modified by our manager in its sole discretion, and our manager may set higher minimum subscription amounts in its sole discretion in connection with private drops, which higher minimum amounts will not exceed $10,000 per investor. See “Plan of Distribution and Selling Securityholders” for additional information.

Private Drops

Certain offerings may be made available through the Otis Platform to only a limited number of prospective investors (we refer to these as private drops). With respect to these private drops, our manager may increase the minimum subscription by an investor to an amount that it determines in its sole discretion, which higher minimum amount will not exceed $10,000 per investor.

Minimum and Maximum Investment

The minimum subscription by an investor is one (1) interest and the maximum subscription by any investor is for interests representing 19.99% of the total interests of a particular series, although such maximum threshold may be waived or modified by our manager in its sole discretion, and our manager may set higher minimum subscription amounts in its sole discretion in connection with private drops, which higher minimum amounts will not exceed $10,000 per investor. See “Plan of Distribution and Selling Securityholders” for additional information.